U. S. SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549
                           FORM 12b-25

                                   Commission File Number 0-7181

                   NOTIFICATION OF LATE FILING
(Check One):
[X] Form 10-K and Form 10-KSB  [ ] Form 20-F  [ ] Form 11-K
[ ] Form 10-Q and Form 10-QSB  [ ] Form N-SAR
For Period Ended:  December 31, 1995

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K
For the Transition Period Ended:

     Read attached instruction sheet before preparing form.
                      Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

                 PART I - REGISTRANT INFORMATION

Full name of Registrant:  Rochester & Pittsburgh Coal Company

Former name if applicable:  N/A

Address of principal executive office (Street and number):
                           655 Church Street
City, State and Zip Code:  Indiana, Pennsylvania  15701

                PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[ ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                      PART III - NARRATIVE

     Registrant and its subsidiary, Eighty-Four Mining Company ("Eighty-Four"), are conducting negotiations with Eighty-Four's lenders relating to amendments to certain provisions of Eighty-
Four's loan agreements. Registrant anticipates that these negotiations will be concluded during early April 1996. In the absence of agreement with Eighty-Four's lenders on these amendments, a portion of long-term debt included in Registrant's Consolidated Balance Sheet would require reclassification as of December 31, 1995, and other changes would be required in Part I of Registrant's Form 10-K Annual Report for the year ended December
31, 1995. Because Registrant anticipates Eighty-Four and its lenders will reach agreement on the amendments, Registrant believes it is appropriate to delay the filing of such Form 10-K Annual Report so as to avoid the filing of such Form 10-K Annual Report and an amendment thereto within several days thereafter and the resultant potential for confusion and uncertainty for the holders of Registrant's Common Stock.

                   PART IV - OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification:
     William M. Darr             (412)            349-5800
        (Name)                (Area code)    (Telephone number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                  [X] Yes   [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                  [ ] Yes   [X] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

              Rochester & Pittsburgh Coal Company

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

                            ROCHESTER & PITTSBURGH COAL COMPANY



Date:  April 1, 1996       By:  GEORGE M. EVANS
                                GEORGE M. EVANS
                                Vice President & Treasurer